SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-2948	JKAUFMAN@STBLAW.COM

September 5, 2007

VIA DHL AND EDGAR

Re:	Virgin Mobile USA, Inc. – Registration
Statement on Form S-1, File No. 333-142524

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc. (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 2, 2007 (the “comment letter”) relating to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 filed on July 20, 2007 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and generally updates certain other information, including the presentation of financial information for the six months ended June 30, 2007.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. Page references in the text of this letter correspond to the pages of Amendment No. 4.

Form S-1

General

1. We have considered your response to prior comment one of our letter dated June 29, 2007. Please update your analysis to specifically address why Sprint Nextel’s offer of Class A shares that you will issue in exchange for the retirement of $45 million of indebtedness Sprint Nextel is owed by Virgin Mobile USA, LLC should not be considered a primary offering by the company. In this regard, we note that Sprint Nextel is expressly taking newly issued shares with a view to distribution in a firm commitment public offering. In your analysis, please address these facts and tell us the number of shares being issued to Sprint Nextel for the debt and the percentage of the total shares being offered on the registration statement that the shares represent.

The Registrant respectfully advises the Staff that the Registrant has changed the structure of the offering in response to the Staff’s comment. As disclosed in Amendment No. 4, the Registrant will now use a portion of the proceeds from its primary offering to repay approximately $45 million of existing indebtedness owed to Sprint Nextel under the terms of the subordinated secured revolving credit facility in lieu of issuing shares of its Class A common stock to Sprint Nextel, as previously contemplated, in exchange for the contribution of such indebtedness. The Registrant has revised its disclosure on pages 8, 20, 40-41, 44, 48-49, 67-68, 95, 97 and 162 of the Registration Statement accordingly. Accordingly, the Registrant continues to believe that Sprint Nextel should not be considered an underwriter in this offering.

2. It appears from Exhibit 10.5 to your Form S-1 and from the “International Calling” section of your website that you offer international mobile services that enable your customers to place long-distance telephone calls to Cuba, Iran, North Korea, Sudan, and Syria. The named countries are identified by the State Department’s state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include any information regarding contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with those countries, if any, whether by direct or indirect arrangements. Your response should describe in reasonable detail the products and services you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

The Registrant respectfully advises the Staff that it has no past, current or anticipated agreements, commercial arrangements, or other contracts with any of the governments of the five countries referenced in the Staff’s comment above (the “referenced countries”), or with any entities controlled by any such government. Further, the Registrant has no direct contacts (past, current or anticipated) with the five referenced countries. The Registrant has limited indirect contact to the countries listed by the Staff through its PCS Services Agreement with an affiliate of Sprint Nextel, whereby the Registrant purchases international telecommunications service from Sprint Nextel in the United States and resells that service to its customers in the United States. This service allows the Registrant’s customers to make international telephone calls, using Sprint Nextel’s network, to 223 countries and international territories worldwide, including the five countries identified in the Staff’s comment above. The service also allows the Registrant’s customers to send and receive text messages to 65 of those countries and international territories worldwide, including one of the five countries (Syria) identified in the Staff’s comment above. The Registrant makes all payments for the international telecommunications service directly to an affiliate of Sprint Nextel in the U.S.

As described in the Registration Statement, the Registrant is a mobile virtual network operator and therefore provides its services using the nationwide Sprint PCS network. The Registrant purchases wireless network services at a price based on Sprint Nextel’s cost of providing these services plus a specified margin under an agreement which runs through 2027. As discussed more fully below, the Registrant also resells the international telecommunications services of Sprint Nextel to its customers, including telecommunications involving the five referenced countries. The Registrant provides no products or services outside the U.S., the US Virgin Islands and Puerto Rico. In this respect, the Registrant does not provide any international roaming or other products or services that would allow its customers traveling outside the U.S. to use its phones or service. As such, the Registrant’s customers cannot make or receive calls to or from any of the five identified countries by using the Registrant’s products or service while traveling abroad.

The Registrant provides the international component of its service under the authority of its Section 214 Authorization (ITC-214-20020422-00194) issued by the Federal Communications Commission (“FCC”). The Registrant’s Section 214 Authorization permits the Registrant to resell the international telecommunications services of other licensed U.S. telecommunications carriers. To this end, the Registrant resells the international telecommunications service of Sprint Nextel, including telecommunications to and from the five referenced countries. Sprint Nextel holds various Section 214 Authorizations to provide both facilities-based and resold international telecommunications services, including, with respect to Cuba, licenses (License numbers C-15360 and C-16421) issued by the Office of Foreign Asset Control (“OFAC”).

The Registrant respectfully notes that while each of the five referenced countries are subject to U.S. economic sanctions and export controls, the regulations implementing those sanctions and controls with respect to North Korea, Iran and Sudan specifically authorize “all transactions” incident “to the receipt or transmission of telecommunications” involving those countries (31 C.F.R. §§ 500.571, 560.508 and 538.512, respectively). The international service involving Cuba, Iran, North Korea, Sudan and Syria which the Registrant provides its customers is the provision of “receipt and transmission of telecommunications.” See 47 U.S.C. § 153(43).

With respect to Cuba, the Registrant respectfully notes that regulations also specifically authorize the provision (receipt/transmission) of telecommunications services to that country (31 C.F.R. § 515.542(b)); see also, the Cuban Democracy Act, 22 U.S.C. § 6004(e)(1) (“telecommunication services between the United States and Cuba shall be permitted”). While a U.S. carrier making payments to Cuba for the provision of such telecommunications services requires a license from OFAC (31 C.F.R. § 515.542(c)), as a reseller of Sprint Nextel’s international service, the Registrant makes no such payments. The Registrant makes any payments for international telecommunications, including those involving Cuba, to an affiliate of Sprint Nextel. Such payments are authorized pursuant to FCC Public Notice (Report No. I-7079; December 7, 1994), titled “Resale of Switched Services to Cuba is Authorized”, in which the FCC clarified that U.S. Section 214 Authorization holders were authorized to resell the telecommunications service of another U.S. Section 214 Authorization holder that was authorized to serve Cuba. The Registrant respectfully advises the Staff that it holds a Section 214 Authorization, pursuant to which it resells Sprint Nextel’s Cuban service. As noted above, Sprint Nextel is authorized to provide telecommunications services to Cuba and has a license from OFAC to make payments to Cuba in connection with such service, as required by 31 C.F.R. § 515.542(c).

The Registrant respectfully advises the Staff that sanctions and exports controls involving Syria do not prohibit receipt or transmission of telecommunications by U.S. carriers to that country or payment of monies in connection with such service (See 31 C.F.R. Part 542).

In sum, the Registrant does not directly provide any product or service in any of the five referenced countries, nor does it provide any product or service to any entity in the named countries, including the governments of those countries or any entity controlled by those governments. The Registrant provides a telecommunications service in the U.S. to its customers that enables those customers to lawfully make and receive calls (i.e., telecommunications) involving each of the countries referenced by the Staff.

3. Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years concerning each referenced country. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, North Korea, Sudan, and Syria.

Your qualitative materiality analysis also should address whether, and the extent to which, the governments of the referenced countries, or persons or entities controlled by those governments, receive cash or act as intermediaries in connection with your operations and contacts.

The Registrant respectfully advises that Staff that it does not believe that its limited and lawful indirect contacts (as discussed in its response to comment 2 above) with the countries referenced by the Staff individually or collectively constitute a material investment risk for the Registrant’s security holders. In addition, for the reasons discussed below, the Registrant does not believe its reputation or share value face materially adverse impact by virtue of its limited, lawful and indirect contacts with the referenced countries. Furthermore, the Registrant plans to discontinue providing telecommunications service to Iran, North Korea, Sudan and Syria beginning September 11, 2007.

The Registrant began providing telecommunications service involving the five referenced countries to its customers on July 25, 2006. The Registrant’s total revenue (actual and projected) from the date on which it commenced services to these countries to September 30, 20071 is expected to be approximately $121,000. In contrast, the Registrant’s total revenue (actual and projected) for all international telecommunications services for that period is expected to be approximately $30 million. In the year ended December 31, 2006, the Registrant’s total combined revenue for the five referenced countries was approximately $32,880 (of which revenues from telecommunications with Cuba accounted for $29,622, revenues from telecommunications with Iran $1,692, telecommunications with Sudan $516, telecommunications with Syria $885 and telecommunications with North Korea $165), compared to the total consolidated revenue of the Registrant for the same period of approximately $1.1 billion. From January 1, 2007 through June 30, 2007, the Registrant’s total combined revenue for the five referenced countries was approximately $55,456 (of which revenues from telecommunications with Cuba accounted for $46,069, revenues from telecommunications with Iran $3,105, telecommunications with Sudan $2,628, telecommunications with Syria $3,444 and telecommunications with North Korea $210) compared to the total consolidated revenue of the Registrant for the same period of approximately $666.9 million.

Based on the foregoing, the Registrant respectfully advises the Staff that its total revenue (actual and projected) derived from the five referenced countries during the period in which it provided telecommunications service involving the five referenced countries represented less than 0.01% of its total consolidated revenue in that period. The Registrant respectfully submits to the Staff that it does not believe that this amount to be material, nor does it believe that its reputation or share value face materially adverse impact by virtue of the limited, lawful and indirect contacts with the countries referenced by the Staff, particularly in light of the fact that it plans to discontinue service to all referenced countries, except Cuba.

Prospectus cover page

4. Please remove your references to “Joint Book-Running Managers” and “Co- Managers” from the prospectus cover page as this information is not required by Item 501 of Regulation S-K and is not key to an investment decision. Instead, you may provide this information in the discussion of the plan of distribution or on the back cover page of the prospectus, where you have done so already.

[1]	Service from September 11, 2007 to September 30, 2007 is for Cuba only.

The Registrant has removed references to “Joint Book-Running Managers” and “Co-Managers” from the prospectus cover page in response to the Staff’s comment.

Reorganization Transactions, pages 37-39

5. We note your response to our prior comment 3 and the information provided to us in your previous response to our prior comment 12. However, we continue to remain unclear regarding your basis for treating the reorganization transactions as a non-substantive exchange. Please respond to each of the following comments and revise the applicable disclosures throughout your filing so that the nature and terms of the reorganization transactions, and your accounting for them, are wholly transparent to readers.

a.	We note under the current organizational structure Sprint Nextel holds a 47% ownership interest in Virgin Mobile USA, LLC. Tell us the total percentage ownership interest, both direct and indirect, Sprint Nextel will hold in Virgin Mobile USA, L.P. immediately after the reorganization but before the public offering,

b.	In addition, please tell us Sprint Nextel’s percentage direct ownership interest in Virgin Mobile USA, L.P. and its percentage ownership interest in Virgin Mobile USA, Inc. immediately after the reorganization but before the public offering. Explain to us in quantified detail how the exchange of debt for shares in Virgin Mobile USA, Inc. impacted these ownership percentages.

c.	We note in the fifth paragraph on page 37 that, prior to consummating the offering, Sprint Nextel will sell a portion of its interest in Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. in consideration for $161.2 million. Explain to us why it is not necessary for you to account for this transaction under the purchase method, pursuant to paragraph 14 of SFAS No. 141.

d.	We note under the current organizational structure a minority investor holds a 0.5% ownership interest in Bluebottle USA Holdings L.P. Tell us the percentage ownership interest this minority investor will hold in Virgin Mobile USA, Inc. immediately after the reorganization but before the public offering.

e.	We note under the current organizational structure minority investors hold a 6% ownership interest in Virgin Mobile USA, LLC. Tell us the percentage ownership interest these minority investors will hold in Virgin Mobile USA, Inc. immediately after the reorganization but before the public offering.

f.

The tax receivable agreements described on pages 141-145 appear to provide Sprint Ventures and The Virgin Group rights that have significant economic value–value that apparently will not be shared with the minority shareholders. Tell us how you intend to account for this apparent inequitable distribution of economic rights and explain to us further why this does not affect your conclusion that the reorganization is a non-substantive exchange.

g.	We note in the first paragraph on page 38 that the ownership percentages in Virgin Mobile USA, L.P. held by Virgin Mobile USA, Inc. and Sprint Nextel will change if the underwriters exercise their over-allotment option. It is unclear how this can be so since you are selling shares in Virgin Mobile USA, Inc., not Virgin Mobile USA, L.P. Please revise your disclosures and advise us.

In addition to the comments noted above, in phone conversations with the Registrant on August 15 and August 23, 2007, the Accounting Staff requested additional information regarding the accounting for the reorganization transactions. Accordingly, the Registrant’s response to comment 5 below, particularly items b. and c., address the following questions provided by the Staff in our phone conversations:

•	The business rationale for the structure utilized to facilitate the sale by Sprint Nextel of a portion of its interest in Virgin Mobile USA, LLC (“VMU LLC”).

•

Confirmation that the sale of a portion of Sprint Nextel’s LLC interests to Virgin Mobile USA, Inc. (“VMU Inc.”) described in the Registration Statement was associated with the IPO and not the reorganization.

•	Confirmation that Sprint Nextel’s consideration for the sale of LLC interests to VMU, Inc. is impacted by the pricing of the IPO.

•	The Registrant’s consideration of FTB 85-5 in determining the substance of the reorganization.

•

Confirmation that in a hypothetical scenario where the series of integrated transactions was stopped after the reorganization but prior to the IPO, there would be no change in Sprint Nextel’s voting interest in VMU LLC.

In addition, the Registrant has revised its disclosure on pages 8, 40-44, 48 and 67 of the Registration Statement to clarify the accounting basis for the reorganization transactions in response to the Staff’s comments. Specifically, the Registrant has disclosed, among other things, that the amount of the proceeds to Sprint Nextel from the sale of a portion of its interest in VMU LLC is dependent upon the IPO price and the Registrant’s belief that this sale is attributable to the IPO and not to the reorganization.

a. The Registrant respectively advises the Staff that Sprint Nextel currently holds a 46.63% direct ownership interest and a 46.98% economic interest in VMU LLC. Immediately after the reorganization but before the public offering, Sprint Nextel will hold a 24.76% direct and indirect ownership interest in the Operating Partnership while maintaining its economic interest of 46.98%. The reduction in the ownership interest is the result of the sale by Sprint Nextel of a portion of its interest in VMU LLC to VMU Inc. described on pages 40-41 of the Registration Statement and further discussed in items b. and c. below. The economic ownership percentage was determined as the total debt (assuming conversion to equity at fair value) and equity the owners held in VMU Inc. and the Operating Partnership (together, the “Combined Entity”) divided by total equity.

b. Sprint Nextel’s percentage of direct ownership in the Operating Partnership and VMU Inc. in a hypothetical scenario where the series of integrated transactions was stopped after the reorganization (and including the sale of a portion of Sprint Nextel’s interest in VMU LLC) but before the public offering would be 22.20% and 2.56%, respectively. The changes during the reorganization impacted Sprint Nextel’s ownership percentages as follows (the reorganization transactions are expected be effectuated substantially concurrently with the closing of the offering):

	Direct Ownership in Virgin Mobile USA, LLC	Direct Ownership in Virgin Mobile USA, L.P.	Direct Ownership in Virgin Mobile USA, Inc.	Total Direct and Indirect Ownership in the VMU Business	Economic Interest in the VMU Business
Prior to reorganization	46.63%	0.00%	0.00%	46.63%	46.98%
Exchange of a portion LLC units for Class A shares of Virgin Mobile USA, Inc. (Note 1)	44.07%	0.00%	2. 56%	46.63%	46.98%
After sale of a portion of Virgin Mobile USA, LLC to Virgin Mobile USA, Inc. (Note 2)	22.20%	0.00%	2.56%	24.76%	46.98%
After conversion from Virgin Mobile USA, LLC to Virgin Mobile USA, L.P.	0.00%	22.20%	2.56%	24.76%	46.98%

Note 1 – Sprint Nextel, as a selling stockholder, will exchange $20 million of LLC units for Class A shares in Virgin Mobile USA, Inc. These shares will be sold in the offering to the public.

Note 2 – Sprint Nextel will sell a portion of its interest in VMU LLC to VMU Inc. in consideration for $160.9 million (based on the midpoint of the anticipated price range for this offering and therefore subject to change). This will be paid from the net proceeds to the Registrant from the IPO. Sprint Nextel’s remaining interest in VMU LLC will convert into a 24.76% limited partnership interest in the Operating Partnership exchangeable for Class A common stock of VMU Inc. As more fully described in item c. below, the Registrant believes the sale of an interest by Sprint Nextel is more closely related to the Registrant’s IPO when determining the accounting for the reorganization transactions.

As noted in item 5f. below, Sprint Nextel will be compensated under the Tax Receivable Agreement for any basis step-up (and resulting tax benefits/cash savings provided) to VMU Inc. which result from the initial sale of its interest in VMU LLC to VMU Inc.; however, these payments are expected not to exceed the amount of tax savings of the Registrant received as a result of the basis step-up, although this result is not assured.

Prior to the reorganization transactions, the Virgin Group, Sprint Nextel and the minority investors will hold approximately 47%, 47% and 6% interest in VMU, LLC, respectively. None of the members control VMU LLC and each member’s voting and governance rights are governed by the Third Amended and Restated Limited Liability Company Agreement of Virgin Mobile USA, LLC, dated as of August 25, 2003, as amended (the “LLC Agreement”).

The reorganization transactions are taking place solely in order to facilitate the IPO of the Registrant’s business presently held through VMU LLC. In the reorganization, the Virgin Group will exchange all of its interests held in VMU LLC and receive shares of Class A and Class C Common Stock of VMU Inc. based on an exchange ratio that maintains their proportionate voting interest in the Combined Entity. Except for the convertibility of Class C common stock into Class A common stock, shares of Class A common stock and shares of Class C common stock will be identical, including with respect to voting rights. The shares of Class C common stock may be converted into shares of Class A common stock at any time at the option of the holder and will automatically convert into shares of Class A common stock upon any transfer of shares of Class C common stock by the Virgin Group, except certain permitted transfers. Sprint Nextel, on the other hand, will exchange only a portion of its interest in VMU LLC. For the portion of the LLC interest that it exchanges, Sprint Nextel will receive shares of Class A common stock of VMU Inc. Sprint Nextel will also receive one share of Class B common stock (the only share of Class B common stock issued) which will not have any economic rights, but will entitle it to a number of votes per share on all matters submitted to a vote of stockholders that is equal to the total number of shares of Class A common stock for which the partnership units that Sprint Nextel holds in the Operating Partnership are exchangeable. The receipt of Class A and Class B shares combined with its contractual rights contained in the Reorganization Agreement will maintain Sprint Nextel’s economic and voting rights in the Combined Entity prior to taking effect of the sale of Sprint’s shares upon the IPO. The minority investors will exchange all of their interests held in VMU LLC and receive shares of Class A common stock based on an exchange ratio that maintains their proportionate voting interest in the Combined Entity. As a result, the Registrant believes the reorganization transactions, which will be completed solely to effect the IPO, do not change the governance or voting rights of Sprint Nextel (or other members of VMU LLC) until the IPO and, coupled with our response to 5c. below, should be viewed as not having economic substance.

As described in the Registration Statement and discussed with the Staff, Sprint Nextel will effectively sell a portion of its ownership interest in VMU LLC in connection with the offering. Rather than exchanging a portion of its LLC interest for shares of Class A common stock of VMU Inc. and selling such shares in the IPO, Sprint Nextel will effect the sale by selling a portion of its interest in the LLC to VMU Inc. immediately prior to the IPO in exchange for a portion of the IPO proceeds. This structure was designed to maximize the compensatory payments to Sprint Nextel under the tax receivable agreement. As a result of this sale, Sprint Nextel’s ownership interest in the Combined Entity will be reduced and its voting interests will correspondingly decrease in connection with the IPO. The value which Sprint will receive in exchange for its interest to be sold in conjunction with the IPO, will be determined based upon the IPO price (i.e. it is not fixed or determinable based upon any transactions within the reorganization and is subject to market conditions that will be set with the IPO share price, and therefore, variable until the pricing of the IPO). The Registrant believes this decrease in Sprint Nextel’s voting interest is attributable to the sale of shares in connection with the offering and not to the reorganization transactions (i.e., absent the offering, Sprint Nextel’s voting rights would have remained constant at 47%). Moreover, the members’ governance rights under the LLC Agreement will remain unchanged until the consummation of the IPO. The Reorganization and Unit Purchase Agreement which will be entered into by the members of VMU LLC prior to the IPO in order to implement the reorganization transactions specifically provides, in the relevant part, that until the consummation of the IPO: (i) the parties hereto shall not receive or lose any voting, governance or similar rights in connection with the Reorganization Transactions and (ii) the rights of the parties hereto under the Third Amended and Restated Limited Liability Company Agreement of Virgin Mobile USA, LLC, dated as of August 25, 2003, as amended, shall not be affected.

Absent consideration of Sprint Nextel’s sale of a portion of its interest for approximately $160.9 million, if it were possible to stop the series of integrated transactions that effect the reorganization transactions and the IPO after the reorganization transactions but prior to the IPO, Sprint Nextel’s and Virgin Group’s economic ownership and governance interests would remain unchanged as a result of the reorganization transactions; accordingly, the Registrant believes the reorganization transactions prior to the IPO lack economic substance.

c. The Registrant considered whether purchase accounting under FAS 141, par. 14, was applicable and concluded that since VMU Inc. had no economic substance prior to the reorganization transactions and no change in control occurred, that a business combination did not occur and therefore, acquisition accounting was not appropriate. In addition, the reorganization transactions are also consistent with an UPREIT transaction described in EITF 94-2, “Treatment of Minority Interests in Certain Real Estate Investment Trusts,” whereby a sponsor contributes assets (real estate) and related debt to an operating partnership in exchange for a limited partnership interest in the operating partnership. Under EITF 94-2, the contributed assets and liabilities are accounted for at historical cost which is consistent with the Registrant’s accounting for its reorganization on a carryover (or historical) cost basis.

As discussed above, the Registrant believes the accounting for the sale of an interest by Sprint Nextel in connection with the IPO should be considered as part of the accounting for the IPO and not in connection with the accounting for the reorganization transaction. However, since the understanding that form is important when determining the accounting for the reorganization transactions, the Registrant also considered whether the sale by Sprint Nextel should be accounted for as the acquisition of a minority interest by VMU Inc. (e.g., whether VMU Inc. is acquiring an interest in VMU LLC for a portion of the IPO proceeds). In assessing the alternative accounting, the Registrant considered FASB Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations, Including Costs of Closing Duplicate Facilities of an Acquirer; Stock Transactions between Companies under Common Control; Downstream Mergers; Identical Common Shares for a Pooling of Interests; and Pooling of Interests by Mutual and Cooperative Enterprises, question 2, addressing the acquisition of a minority interest. VMU Inc. has been incorporated solely to facilitate the IPO of VMU LLC and has no economic substance prior to the completion of the integrated transactions that result in the reorganization transaction and the IPO. Accordingly, the Registrant believes FTB 85-5 is supportive of not accounting for the sale by Sprint Nextel of an interest in VMU LLC as an acquisition of minority interest by VMU Inc. since VMU Inc. does not have economic substance prior to the IPO and the transactions attributed to the reorganization lack economic substance as discussed above.

d. Under the current organizational structure a minority investor holds approximately 0.5% ownership interest in Bluebottle USA Holdings L.P. which equates to an approximately 0.21% interest in Virgin Mobile USA, Inc. Immediately after the reorganization but before the IPO this minority investor will have the same ownership interest of 0.21%.

e. Under the current organizational structure minority investors hold approximately 6.74% ownership in Virgin Mobile USA, LLC. Immediately after the reorganization, but before the offering these minority investors will own approximately 6.74% of Virgin Mobile USA, Inc. Immediately after the reorganization, but before the IPO these minority investors will have the same ownership interest of 6.74%.

f. In forming the structure to facilitate the IPO, care was taken to ensure that Sprint Nextel and Virgin Group retain the benefit of the tax attributes that they contribute to the structure as a result of the reorganization transactions and subsequent exchanges of limited partnership interests by Sprint Nextel. In order to achieve this balance, tax receivable agreements were developed for both Sprint Nextel and the Virgin Group. The purpose of the tax receivable agreements described on pages 42 and 150-154 is to pass through to its principal equity holders, the tax benefits the Registrant would receive as a result of the reorganization actions of its principal equity holders. Such actions are not anticipated to have a material economic impact on the Registrant because the consideration the Registrant will remit to either Sprint Nextel or the Virgin Group in exchange for the tax benefits it received from Sprint Nextel or the Virgin Group, as the case may be, is expected not to exceed the reduction in federal income taxes payable the Registrant would have otherwise been required to pay in the form of cash payments to settle tax liabilities to the government absent the contribution of tax attributes by Sprint Nextel and the Virgin Group as a result of the reorganization transactions and subsequent exchanges, although this result is not assured. Similarly, the minority shareholders of the Registrant are not expected to benefit or be harmed by payments to Sprint Nextel and the Virgin Group under the tax receivable agreements.

g. One of the selling stockholders (Sprint Nextel) is expected to grant to the underwriters an option to purchase additional shares (the “over-allotment option”) as described in the Registration Statement. If the over-allotment option is exercised, Sprint Nextel would exchange additional units in Virgin Mobile USA, L.P. for shares of Class A common stock of Virgin Mobile USA, Inc. and would deliver such shares in satisfaction of the over-allotment option. As a result, Sprint Nextel’s ownership percentage in Virgin Mobile USA, L.P. would decrease and the Registrant’s ownership percentage in Virgin Mobile USA, L.P. would increase. The Registrant has revised its disclosure on page 41 to clarify the effects of the exercise of the over-allotment option.

Management, page 115

Elements of Compensation, page 120

6. After reviewing the revisions to your compensation discussion and analysis, as well as your request (in your response letter dated June 18, 2007) for confidential treatment of your performance targets, we continue to believe that you should quantify each of the 2006 performance targets under both your Annual Incentive Plan and your Debt Bonus Plan for your named executive officers.

Alternatively, provide us with a thorough and detailed analysis as to why disclosure of each of the performance targets would cause your company competitive harm. Your analysis should be applied to each of the performance targets. Furthermore, you should address, as merely one example, why disclosure of targets (for a now-expired fiscal year) that are similar to categories of information contained in your registration statement and publicly-available financial statements would cause the company competitive harm under the company’s particular facts and circumstances.

The Registrant has revised its disclosure on pages 127-128 in response to the Staff’s comment.

2002 Unit Option Plan and Unit Option Agreements. page 123

7. Please revise to include the substance of your response to prior comment 13 of our letter dated June 29, 2007 so that the reasons for the 2006 and 2007 amendments to the unit option agreements are clear.

The Registrant has revised its disclosure on pages 131 and 133 in response to the Staff’s comment.

2006 Executive Compensation, page 128

8. Revise to clarify how the weightings of the adjusted EBITDA target and the lifetime value target affect your determination of the amount of compensation to pay under the Annual Incentive Plan and 2005 Debt Bonus Plan upon completion of a fiscal year. For example, please explain why each of your named executive officers received an overall plan payout at 100% of your target, when you failed to meet your adjusted EBITDA target for 2006. In this regard, we note your disclosure on page 128 that, “[i]n 2006, lifetime value and adjusted EBITDA accounted for 70% and 30% of our Annual Incentive Plan target, respectively.” We also note your disclosure on page 121 that plan participants are “eligible to receive 50% of their individual bonus targets at a minimum threshold of 75% of the targeted metrics.”

The Registrant has revised its disclosure on page 136-137 in response to the Staff’s comment.

9. Please explain how each named executive officer’s target 2005 Debt Bonus Plan amount was determined for 2006.

The Registrant has revised its disclosure on page 129 in response to the Staff’s comment.

Virgin Mobile USA, LLC Financial Statements, page F7

Payments to Customers/Resellers, page F-9

10. We note your response to our prior comment 16. Please confirm to us that higher commission percentages paid to certain retailers relate solely to volume sales.

As noted in the Registrant’s response to prior comment 16, the Registrant enters into separate negotiations with each retailer relating to Top-Up cards. Based on these negotiations, the commission structure paid to each retailer may vary. The Registrant confirms that its operating practice is to tie commissions and commission structure directly to sales volume. In a small minority of cases, the Registrant conditions commissions upon the number of retailer store locations, which in these cases are a reasonable proxy for sales volume.

*   *   *   *   *   *   *

Please call me (212-455-2948) or Igor Fert (212-455-2255) of my firm if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman